

March 21, 2012

Via E-mail
Nicholas Landekic
President & Chief Executive Officer
PolyMedix, Inc.
170 N. Radnor-Chester Road, Suite 300
Radnor, PA 19087

      Re: PolyMedix, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed March 14, 2012
              File No. 000-51895

Dear Mr. Landekic:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Jeffrey Riedler

                  Jeffrey Riedler
                  Assistant Director